Exhibit (a)(1)(v)

FIRST SUPPLEMENT TO THE AMENDED AND RESTATED OFFER TO EXCHANGE

Goodrich Petroleum Corporation

Has Amended Its

Amended and Restated Offer to Exchange

5.375% Series B Cumulative Convertible Preferred Stock, par value $1.00 per share

10.00% Series C Cumulative Preferred Stock, par value $1.00 per share

9.75% Series D Cumulative Preferred Stock, par value $1.00 per share

10.00% Series E Cumulative Convertible Preferred Stock, par value $1.00 per share for

Shares of Common Stock, par value $0.20 per share

Goodrich Petroleum Corporation (the “Company”) has made an amendment to its previously announced exchange offers in respect of its 5.375% Series B Cumulative Convertible Preferred Stock (the “Series B Preferred Stock”), 10.00% Series C Cumulative Preferred Stock (the “Series C Preferred Stock”), 9.75% Series D Cumulative Preferred Stock (the “Series D Preferred Stock”) and 10.00% Series E Cumulative Convertible Preferred Stock (the “Series E Preferred Stock” and, together with the Series B Preferred Stock, the Series C Preferred Stock and the Series D Preferred Stock, the “Existing Preferred Stock”), pursuant to the offer to exchange dated January 26, 2016, as amended and restated on February 5, 2016 (the “Offer to Exchange”), and the accompanying amended and restated letter of transmittal.

The Company commenced offers to exchange (the “Exchange Offers”) any and all of the shares of Series B Preferred Stock, any and all depositary shares, each representing 1/1000th of a share of Series C Preferred Stock, any and all depositary shares, each representing 1/1000th of a share of Series D Preferred Stock and any and all depositary shares, each representing 1/1000th of a share of Series E Preferred Stock, in each case outstanding as of December 31, 2015, for newly issued shares of the Company’s common stock, par value $0.20 per share (the “Common Stock”).

The Company is amending the Offer to Exchange by extending the expiration date of the Exchange Offers to 5:00 p.m., New York City time, on March 2, 2016, in addition to the amendment listed below under the section “Amendments to the Offer to Exchange.”

You should carefully read the “Risk Factors” section beginning on page 20 of the Offer to Exchange before you make any decision regarding the Exchange Offers.

You must make your own decision whether to tender Existing Preferred Stock in the Exchange Offers, and if so, the amount of Existing Preferred Stock to tender. Neither the Company, the Information Agent, the Exchange Agent nor any other person is making any recommendation as to whether or not you should tender your Existing Preferred Stock for exchange in the Exchange Offers.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities being offered in the Exchange Offers, or determined if this Offer to Exchange is truthful or complete. Any representation to the contrary is a criminal offense.

Except as set forth in this First Supplement, the Exchange Offers continue to be governed by the terms and conditions set forth in the Offer to Exchange, and the information contained therein continues to be important to each holder’s decision with respect to the Exchange Offers. Accordingly this First Supplement should be read carefully in conjunction with the Offer to Exchange, which was been previously delivered to holders of the Existing Preferred Stock. Capitalized terms used herein without definition shall have the respective meanings attributed to such terms in the Offer to Exchange.

The Exchange Offers are subject to the conditions described in “The Exchange Offers—Conditions to the Exchange Offers” in the Offer to Exchange. The Company reserves the right to extend or terminate any of the Exchange Offers if any condition of the Exchange Offers is not satisfied and otherwise to amend the Exchange Offers in any respect.

The date of this First Supplement to the Offer to Exchange is February 25, 2016.

AMENDMENTS TO THE OFFER TO EXCHANGE

1.	General Amendment

All references to the Expiration Date in the Offer to Exchange shall now mean 5:00 p.m., New York City time, on March 2, 2016 (such time and date, as the same may be extended).

2.	Summary

The third table under the heading “Analysis of the Recapitalization Plan” is amended and restated as follows:

The following table depicts the pro forma impact of the Recapitalization Plan on the Ownership of our Common Stock (in thousands) as of January 20, 2016:

	No. of Shares	Percentage of Common	Pro Forma for the Recapitalization Plan Assuming Minimum Condition Met		Pro Forma for the Recapitalization Plan Assuming Full Exchange Participation
			No. of Shares	Percentage of Common	No. of Shares	Percentage of Common
Existing Common Stockholders (Fully Diluted)(1)	90,402	100.0%	90,402	28.03%	90,402	25.00%
Holders of Existing Unsecured Notes	—	—	175,200	54.32%	184,421	51.00%
Holders of Existing Preferred Stock	—	—	29,832	9.25%	59,665	16.50%
Management(2)	—	—	27,121	8.40%	27,121	7.50%

Total	90,402	100.0%	322,555	100.0%	361,609	100.0%

(1)	This includes 76,303,625 basic shares outstanding, 3,214,663 shares reserved under the 2006 Plan and shares underlying 10,884,000 warrants to purchase Common Stock. Does not include 43,344,330 shares reserved for issuance under our convertible Existing Unsecured Notes and our convertible Existing Preferred Stock.

(2)	This includes the number of additional shares of Common Stock expected to be authorized for issuance under the 2006 Plan if the Exchange Offers are consummated.

THE INFORMATION AGENT AND EXCHANGE AGENT FOR THE EXCHANGE OFFERS IS:

The Information Agent for the Exchange Offers is:

480 Washington Blvd., 26th Floor

Jersey City, NJ 07310

(888) 607-6511 (Toll Free)

The Exchange Agent for the Exchange Offers is:

American Stock Transfer & Trust Company, LLC

Attn: Reorganization Department

6201 15th Avenue

Brooklyn, NY 11219

For assistance, call (877) 248-6417 or (718) 921-8317

Additional copies of the Amended and Restated Offer to Exchange, this First Supplement, the Second Amended and Restated Letter of Transmittal or other tender offer materials may be obtained from the Information Agent or the Exchange Agent and will be furnished at our expense. Questions and requests for assistance regarding the tender of your securities should be directed to the Information Agent or the Exchange Agent.

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